UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For June 30, 2007

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F□

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are include, among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years.

On July 26, 2007, Fuwei Films (Holdings) Co. Ltd. (the “Company”) announced its unaudited consolidated financial results for the six month period ended June 30, 2007.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2007 AND DECEMBER 31, 2006
(amounts in thousands except share and per share value)

	As of Jun. 30, 2007		As of Dec. 31, 2006
ASSETS	RMB	US$	RMB
	(unaudited)
Current assets
Cash and cash equivalents	128,344	16,861	253,250
Accounts receivable, net	58,196	7,645	75,530
Inventory	36,923	4,851	23,783
Prepayments and other receivables	47,800	6,279	19,440
Total current assets	271,263	35,636	372,003

Plant and equipment, net	239,434	31,455	250,937
Construction in progress	163,778	21,516	66,752
Lease prepayments, net	22,682	2,980	23,059
Deposits for purchase of property, plant and equipment	—	—	13,900
Intangible assets	72	9	109
Goodwill	10,276	1,350	10,276
Deferred tax assets	1,047	138	1,047
Total assets	708,552	93,084	738,083
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term borrowings	169,090	22,214	239,678
Accounts payables	17,066	2,242	12,809
Accrued expenses and other payables	22,854	3,002	19,497
Deferred tax liabilities	856	112	192
Total liability	209,866	27,570	272,176
Shareholders’ equity
Registered capital	13,323	1,707	13,323
Additional paid-in capital	311,908	39,967	311,908
Retained earnings	172,241	22,119	138,891
Cumulative translation adjustment	1,214	1,721	1,785
Total shareholders’ equity	498,686	65,514	465,907
Total liabilities and shareholders’ equity	708,552	93,084	738,083

The accompanying notes are an integral part of this condensed consolidated statement.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(amounts in thousands except share and per share value)

	Three Months Ended			Six Months Ended
	Jun. 30, 2007		Jun. 30, 2006	Jun. 30, 2007		Jun. 30, 2006
	RMB	US$	RMB	RMB	US$	RMB
	(unaudited)			(unaudited)
Net sales	120,929	15,750	122,886	220,194	28,529	219,939
Cost of sales	88,264	11,496	94,470	163,257	21,152	167,594
Gross profit	32,665	4,254	28,416	56,937	7,377	52,345

Operating expenses
Selling expenses	5,090	663	5,111	8,754	1,134	8,858
Administrative expenses	3,528	459	2,943	5,718	741	3,194
Depreciation and amortization	416	54	266	737	96	540
Total operating expenses	(9,033)	(1,176)	(8,320)	(15,209)	(1,971)	(12,592)
Operating income	23,631	3,078	20,096	41,728	5,406	39,753

Other income/(expense)
- Interest income	87	11	3	277	36	7
- Interest expense	(1,684)	(219)	(3,649)	(4,835)	(626)	(6,940)
- Others, net	(178)	(23)	(153)	(562)	(73)	(299)
Total other income/(expense)	(1,775)	(231)	(3,799)	(5,120)	(663)	(7,232)
Income before income tax /(benefit)	21,856	2,847	16,297	36,608	4,743	32,521

Income tax /(benefit)	1,770	231	(44)	3,258	422	233
Net income	20,086	2,616	16,341	33,350	4,321	32,288

Other comprehensive income
- Foreign currency translation adjustments	(4,548)	(592)	(721)	(571)	1,492	—
Comprehensive income	15,539	2,024	15,620	32,779	5,813	32,288
Earnings per share (basic and diluted)
- Basic	1.54	0.20	21,195	2.55	0.33	41,878
- Diluted	1.54	0.20	21,195	2.55	0.33	41,878
Weighted average number ordinary shares
- Basic	13,062,500	13,062,500	771	13,062,500	13,062,500	771
- Diluted	13,062,500	13,062,500	771	13,062,500	13,062,500	771

The accompanying notes are an integral part of this condensed consolidated statement.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(amounts in thousands except share and per share value)

	Ordinary Shares
	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders' equity
		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2005	771	1		1,732	71,227	72,960
Issue of new shares
Net income					32,288	32,288
Appropriation to statutory reserves
Foreign currency translation adjustment
Balance as of Jun. 30, 2006	771	1		1,732	103,515	105,248
Conversion of shareholders loans	8,749,229	8,936	80,426			89,362
Issue of ordinary shares, net of expenses	4,312,500	4,386	225,839			230,225
share-based payment transactions			5,643			5,643
Net income					35,376	35,376
Foreign currency translation adjustment				53		53
Balance as of December 31, 2006	13,062,500	13,323	311,908	1,785	138,891	465,907

Issue of new shares
Net income					33,350	33,350
Appropriation to statutory reserves
Foreign currency translation adjustment				(571)		(571)
Balance as of Jun. 30, 2007-unaudited	13,062,500	13,323	311,908	1,214	172,241	498,686
Balance as of Jun. 30, 2007 - US$	13,062,500	1,707	39,967	1,721	22,119	65,514

The accompanying notes are an integral part of this condensed consolidated statement.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(amounts in thousands except share and per share value)

	Periods Ended Jun. 30,2007		Periods Ended Jun. 30,2006
	RMB	US$	RMB

Cash flow from operating activities
Net income	33,350	4,321	32,288
Adjustments to reconcile net income to net cash
(used in)/provided by operating activities
- Depreciation of property, plant and equipment	11,742	1,521	11,700
- Amortization of lease prepayments and intangible assets	429	56	254
- Deferred income taxes	664	51	233
Changes in operating assets and liabilities, net of effect of purchase of Shandong Fuwei
- Accounts receivable	17,334	2,033	(26,105)
- Inventories	(13,140)	(1,803)	4,808
- Prepaid expenses and other current assets	(28,360)	(3,789)	(6,119)
- Accounts payable	4,257	601	(1,713)
- Accrued expenses and other payables	3,357	504	(2,172)
Net cash provided by operating activities	29,633	3,495	13,174

Cash flow from investing activities
Purchases of property, plant and equipment	(83,365)	(12,077)	(1,435)
Payment of land use rights	(15)	(2)	(2,649)
Net cash used in investing activities	(83,380)	(12,079)	(4,084)

Cash flow from financing activities
Principal payments of short-term bank loans	(239,678)	(30,712)	(18,016)
Proceeds from short-term bank loans	169,090	22,214	10,000
Payments of expenses relating to the proposed offering	—	—	(3,046)
Net cash used in financing activities	(70,588)	(8,498)	(11,062)
Effect of foreign exchange rate changes	(571)	1,492	—
Net increase in cash	(124,906)	(15,590)	(1,972)
Cash
At beginning of period/year	253,250	32,451	7,427
At end of year	128,344	16,861	5,455
Supplemental disclosure of cash flow information
Cash paid during the period/year for
Interest paid	7,413	960	7,910
Income taxes paid	981	127

The accompanying notes are an integral part of this condensed consolidated statement.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 6-K. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and related notes. The accompanying unaudited condensed consolidated financial statements and related notes should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto for the periods ended June 30, 2007.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (which include only normal recurring adjustments) necessary to present fairly the consolidated balance sheets of Fuwei Films (Holdings) Co., Ltd and subsidiaries as of June 30, 2007 and December 31, 2006 and the condensed results of their operations for the three and six months period ended June 30, 2007 and 2006, and cash flows for the six months ended June 30, 2007 and 2006. The results of operations for the six periods ended June 30, 2007 and 2006 are not necessarily indicative of the results to be expected for the entire year.

Exchange Rate Information

Foreign Currency - The Company’s principal country of operations is in The People’s Republic of China. The financial position and results of operations of the Company are determined using the local currency (“Renminbi”) as the functional currency. The results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting period.

Unless otherwise noted, all translations from Renminbi to U.S. dollars in this quarter report that assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the market rate of exchange ruling at that date. The registered equity capital denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency (“US Dollars”) are dealt with as a separate component within shareholders’ equity. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Average	Period-end
	(Rmb per U.S. $1.00)
2006 (1)	7.9723	7.8041
January 2006 (2)	8.0659	8.0608
February 2006 (2)	8.0512	8.0415
March 2006(2)	8.0450	8.0167
April 2006 (2)	8.0143	8.0165
May 2006 (2)	8.0136	8.0215
June 2006 (2)	8.0042	7.9943
January 2007 (2)	7.7888	7.7714
February 2007 (2)	7.7498	7.7410
March 2007(2)	7.7370	7.7232
April 2007 (2)	7.7247	7.7090
May 2007 (2)	7.6762	7.6463
June 2007 (2)	7.6333	7.6120

1、Annual averages are calculated by averaging the rates on the last business day of each month during the relevant period.
2、Monthly average is calculated by averaging the daily rates during the relevant period.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 1 - BACKGROUND

Fuwei Films (Holdings) Co., Ltd (the “Company”) and its subsidiaries (the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability.

On December 18, 2006, the Company became listed on the Nasdaq Global Market and offered 3,750,000 ordinary shares, at an IPO price of US$8.28 per ordinary share. On December 18, 2006, an additional 562,500 ordinary shares were sold at the IPO price of US$8.28 per ordinary share pursuant to the underwriter’s exercise of its over-allotment option. As of June 30, 2007, the number of total issued ordinary shares issued and outstanding was 13,062,500.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Group’s consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

This basis of accounting differs in certain material respects from that used in the preparation of the books of account of Shandong Fuwei, the Company’s principal subsidiary, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises limited by shares as established by the Ministry of Finance of the PRC (“PRC GAAP”), the accounting standards used in the country of its domicile. The accompanying condensed consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company’s subsidiaries to present them in conformity with US GAAP.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its two subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Foreign Currency Transactions

The Group’s reporting currency is the Renminbi (“RMB”).

The Company and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of shareholders’ equity and comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the statements of income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 60 days from the date of billing. Normally, the Group does not obtain collateral from customers.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the average cost method. Cost of work in progress and finished goods comprises of direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment.

Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. There are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10-15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred.

Construction in progress represented capital expenditure in respect of the third production line and the testing line. No depreciation is provided in respect of construction in progress.

Lease Prepayments
Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

Intangible Assets

The Group acquired a trademark for use in the production and distribution of plastic flexible packaging materials. The trademark is carried at cost less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful life of 5 years of the trademark.

Goodwill

Goodwill represents the excess of purchased cost over fair value of net assets of the Shandong Fuwei’s acquired business. Goodwill is evaluated for impairment annually. The Company evaluates the carrying value of goodwill during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company’s evaluation of goodwill completed during the year resulted in no impairment losses.

Impairment of Long-lived Assets

Long-lived assets, other than goodwill, including property, plant, and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount in which the carrying amount of the asset exceeds the fair value of the asset.

Revenue Recognition

Sales of plastic flexible packaging materials are reported, net of value added taxes (“VAT”), sales returns, trade discounts and allowances. The standard terms and conditions under which the Group generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Group within 7 days and 30 days of receipt for sales to customers in the PRC and overseas, respectively. The Group recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Group; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

Government Grants

Government grants are recognized in the consolidated balance sheet initially as deferred income when they have been received. Grants that compensate the Group for expenses incurred are recognized as a reduction of expenses in the consolidated statement of income in the same period in which the related expenses are incurred.

Retirement and Other Postretirement Benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to expense as and when the related employee service is provided.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per Share

Basic earnings per share are computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to stock option plan.

Use of Estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including past history and the specifics of each matter. As the Group has not become aware of any product liability claim since operations commenced, the Group has not recognized a liability for any product liability claims.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

Recently Issued Accounting Standards

FIN 48

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainties in Income Taxes - an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the Group’s financial statements in accordance with SFAS No.109, Accounting from Income Taxes. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness.

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. Under SFAS No. 157, fair value refers to price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the consolidated financial statements

SFAS No 158

During September of 2006, the Financial Accounting Standards Board issued SFAS NO 158 “Employer’s Accounting for Defined Benefit Pension and other Postretirement Plans”. Currently the Company has no defined benefit pension or other postretirement plans, therefore, the adoption of this SFAS is not expected to have any impact on the Company’s consolidated statements.

SFAS No 159

During February of 2007, the Financial Accounting Standards Board issued SFAS NO 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. This SFAS permits Companies to choose to measure eligible items at fair value at specific election dates. This SFAS becomes effective for Companies with fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect, if any,that adoption of this SFAS will have on the Company’s consolidated financial statements.

SAB 108

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in a quantifying misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the Company’s fiscal year ending December 31, 2006. The initial adoption of SAB 108 had no impact on the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 3 - ACCOUNTS RECEIVABLE, NET

Accounts receivable at June 30, 2007 and December 2006 consist of the following:

	30-Jun-07		31-Dec-06
	RMB	US$	RMB
Accounts receivable	48,804	6,411	39,053
Less: Allowance for doubtful accounts	—	—	-872
Receivables-Guaranteed by banks	9,392	1,234	37,349
	58,196	7,645	75,530

NOTE 4-INVENTORIES

Inventories at June 30, 2007 and December 31, 2006 consist of the following:

	30-Jun-07		31-Dec-06
	RMB	US$	RMB
Raw materials	13,888	1,824	10,526
Work-in-progress	1,947	256	2,029
Finished goods	20,697	2,720	10,874
Consumables and spare parts	391	51	354
	36,923	4,851	23,783

NOTE 5-PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	30-Jun-07		31-Dec-06
	RMB	US$	RMB
Buildings	33,699	4,427	33,699
Plant and equipment	276,448	36,317	276,328
Computer equipment	959	126	955
Furniture and fixtures	1,798	236	1,798
Motor vehicles	1,497	197	1,390
	314,401	41,303	314,170

Less: accumulated depreciation	(74,967)	(9,848)	(63,233)
	239,434	31,455	250,937

Total depreciation for the periods ended June 30, 2007 and 2006 was RMB 11,742 (US$ 1,521) and RMB 11,700 (US$ 1,457), respectively of which RMB 11,004(US$ 1,426) and RMB 11,160 (US$1,389), were included as a component of cost of goods sold. For the three months ended June 30, 2007 and 2006, depreciation expenses totaled RMB 5,872 (US$ 767) and RMB 5,853 (US$ 731) respectively. For the three months ended June 30, 2007

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT, NET, (continued)

and 2006, depreciation expenses totaled RMB 5,698 (US$ 744) and RMB 5,689 (US$ 710) were included in cost of goods sold, respectively.

Note 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect of the BOPET production line and the trial line.
Construction in progress was RMB 163,778 (US$ 21,516) ended June 30, 2007, and RMB 66,752 (US$ 8,853) ended December 31, 2006, respectively.

Interest expense capitalized during the periods ended June 30, 2007 and 2006 was RMB 2,579 (US$ 334) and RMB 970 (US$ 121), respectively. For the three months ended June 30, 2007 and 2006, the interest expense capitalized was RMB 985 (US$ 128) and RMB 256 (US$ 32).

NOTE 7 - LEASE PREPAYMENTS

As of June 30, 2007 and December 31, 2006, net of amortization land use right was RMB 22,682 (US$ 2,980) and RMB 23,059 (US$ 2,955), respectively, and were included in the balance sheet under property, plant and equipment.

Amortization of land use rights for the six months ended June 30, 2007 and 2006 was RMB 376 (US$ 49) and RMB 218 (US$ 27), respectively. Amortization of land use rights for the three months ended June 30, 2007 and 2006 was RMB 263 (US$ 34) and RMB 138 (US$ 17), respectively.

NOTE 8 - SHORT-TERM BANK LOANS

	Interest rate	30-Jun-07		31-Dec-06
Lender	per annum	RMB	US$	RMB
Bank of Communications Co., Ltd.
- January 15, 2007 to January 15, 2008	6.732%	52,590	6,909	52,600
- January 15, 2007 to January 15, 2008	6.732%	100,000	13,137	100,000
-December 20, 2005 to December 13, 2006	6.696%	—	—	52,546
China Construction Bank Corporation
- June 30, 2006 to January 20, 2007	5.84%	—	—	8,934
Agricultural Bank of China Co., Ltd.
- September 30, 2005 to September 9, 2006	7.25%	—	—	8,790
- October 17, 2005 to October 16, 2006	7.25%	—	—	8,000
- October 28, 2005 to October 27, 2006	7.25%	—	—	6,800

Weifang City Commercial Bank	3.06%	16,500	2,168
Bankers acceptance obligations	6.86%-7.00%	—	—	2,008
		169,090	22,214	239,678

Notes:
The principal amounts of the above short-term loans are repayable at the end of the loan period. These notes were collateralized by the plant and equipment.

Following the maturity of the short-term loans of RMB 52,546 (US$ 6,804) and RMB 100,000 (US$12,948) from Bank of Communications Co., Ltd on December 13, 2006 and September 20, 2006,

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 8 - SHORT-TERM BANK LOANS, (continued)

respectively, the Company obtained new short-terms loans of RMB 52,590 (US$ 6,809) and RMB100,000 (US$ 12,948) from Bank of Communications Co., Ltd. on January 15, 2007, with the maturity date on January 15, 2008, and 6.732% interest rate per annum.

All of the short-term loans from Agricultural Bank of China Co., Ltd., totaling RMB 23,590 (US$ 3,022), and a short-term loan from Bank of Communications Co., Ltd. of RMB 52,600 (US$ 6,740), were fully repaid in January 2007 and February 2007, respectively.

The Company entered into a loan agreement with Weifang City Commercial Bank on January 31, 2007, totaling RMB 16,500 (US$ 2,136), the loan is a low interest rate loan from the government to enterprises and the interest rate applied in the Fund is 50% lower than the prevailing interest rate published by People’s Bank of China. The loan is a kind of industrial development fund loan administered by the local government in Shandong with the purpose of enhancing the independent innovation and technical research and development ability of local enterprises and supporting the development of local high and new technology companies. RMB 8,238 (US$ 1,082) proceeds from this loan have been invested in the construction of the Fuwei technology center testing production line project.

NOTE 9 - INTEREST EXPENSE

The Group capitalizes interest expense as a component of the cost of construction in progress. The following is a summary of interest cost incurred during the periods ended June 30, 2007 and 2006:

	30-Jun-07		30-Jun-06
	RMB	US$	RMB
Interest cost capitalized	2,579	334	970
Interest cost charged to expense	4,834	626	6,940
	7,413	960	7,910

NOTE 10-INCOME TAX

Cayman Islands Tax

Under the current Cayman Island laws, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

PRC Tax

Shandong Fuwei, being a Hi-Tech Enterprise in the Weifang Hi-Tech Industrial Zone in Shandong, PRC, has been granted preferential tax treatments by the Tax Bureau of the PRC. According to the PRC Income Tax Law and various approval documents issued by the Tax Bureau, Shandong Fuwei’s profit was taxed at a rate of 15%.

In addition, Shandong Fuwei has been granted certain tax relief under which it is exempted from PRC income tax for the period from January 28, 2003 to December 31, 2006.

Pursuant to the acquisition by Fuwei (BVI), Shandong Fuwei became a wholly foreign-owned enterprise under the laws of the PRC on January 5, 2005. Accordingly, Shandong Fuwei is entitled to a new 2-year exemption of the 3-year 50% reduction for Foreign Enterprise Income Tax holiday whereby the profit for the first two financial

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 10-INCOME TAX, (continued)

years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) is exempted from income tax in the PRC and the profit for each of the subsequent three financial years is taxed at 50% of the prevailing tax rates set by the relevant tax authorities. The tax holiday of Shandong Fuwei commenced in 2005.

The tax holiday resulted in tax savings as follows:

	30-Jun-07		31-Dec-06
	RMB	US$	RMB
Approximate tax savings	3,258	422	4,843
Benefit per share
Basic	0.25	0.03	6,281
Diluted	0.25	0.03	6,281

On December 29, 2006, the Standing Committee of the Tenth National People’s Congress (“NPC”) passed a resolution to submit the draft Enterprises Income Tax Law (“New Tax Law”) to the Tenth NPC plenary session for voting. The New Tax Law was adopted on March 16, 2007. Under the New Tax Law, which will become effective on January 1, 2008, domestic enterprises and foreign-invested enterprises will generally become subject to a unified enterprise income tax rate of 25%, except that enterprises incorporated prior to March 16, 2007 may continue to enjoy existing preferential tax treatments until January 1, 2013. As a result of the New Tax Law, even if Shandong Fuwei continues to maintain its high-tech enterprise status, Shandong Fuwei will be subject to the increased 25% unified enterprise income tax rate on January 1, 2013.

Income tax benefit reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate (the statutory tax rate of the company’s principal subsidiary). For the periods ended June 30, 2007 and 2006, due to the tax holiday the company’s effective tax rates were 7.5% and 0% respectively, saving 50% and 100% of the 15% rate for High-tech enterprises located in the Development District of national level in china.

Effect of Adoption of FASB Interpretation No. 48 (Fin 48), “Accounting for Uncertainly in Income Taxes

In 2006, the Financial Accounting Standards Board (FASB) issued FIN 48, which clarifies the application of SFAS 109 by defining a criterion that an individual income tax position must meet for any part of the benefit of that position to be recognized in an enterprise’s financial statements and provides guidance on measurement, derecognition, classification, accounting for interest and penalties, accounting in interim periods, disclosure and transition. In accordance with the transition provisions, the company adopted FIN 48 effective January 1, 2007.

The company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the state. However, the company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current state officials.

Based on all known facts and circumstances and current tax law, the company believes that the total amount of unrecognized tax benefits as of June 30, 2007, is not material to its results of operations, financial condition or cash flows. The company also believes that the total amount of unrecognized tax benefits as of June 30, 2007, if recognized, would not have a material effect on its effective tax rate. The company further believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax law and policy, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months producing, individually or in the aggregate, a material effect on the company’s results of operations, financial condition or cash flows.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 11-PENSION AND OTHER POSTRETIREMENT BENEFITS

Pursuant to the relevant PRC regulations, the Group is required to make contributions at a rate of 20% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB 520 (US$ 67) and RMB 396 (US$ 49) for the periods ended June 30, 2007and 2006, respectively, and the total amount of contributions of RMB 182 (US$ 23) and RMB 50(US$ 6) for the three months ended June 30, 2007and 2006, respectively, were charged to administrative expenses in the accompanying consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

NOTE 12- SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

For the six months ended June 30, 2007, RMB 981 (US$ 127) of income taxes was paid, and RMB 1,613 (US$ 209) will pay for the remaining unpaid balance of income taxes for the period ended June 30, 2007. No income taxes were paid for the six months ended June 30, 2006 because the Company was tax-exempt during the year 2006, and it started paying income taxes from April 2007.

Interest paid amounted to RMB 7,413 (US$ 960) and RMB 7,910 (US$ 985) for the six months ended June 30, 2007 and 2006, respectively.

NOTE 13- EARNINGS PER SHARE

The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires the presentation of earnings per share (EPS) as Basic EPS and Diluted EPS. There are differences between Basic and Diluted EPS for the three months ended June 30, 2007 and 2006.

Basic earnings per share are computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to stock option plan.

The weighted average number of shares used to calculate EPS was 13,062,500 and 771 for the six months ended June 30, 2007 and 2006 respectively, and reflect only the shares outstanding for those periods.

Basic and diluted earnings per share for the periods ended June 30, 2007 and 2006 have been calculated as follows:

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 13- EARNINGS PER SHARE, (continued)

	Periods Ended Mar 31, 2007		Periods Ended Mar 31, 2006
	RMB	US$	RMB
Net income available to ordinary shareholders	33,350	4,321	32,288
Denominator for basic net income available to ordinary shareholders:
Weighted average number of ordinary shares outstanding	13,062,500	13,062,500	771
Basic earnings per share	2.55	0.33	41,878
Net income available to ordinary shareholders	33,350	4,321	32,288
Denominator for diluted net income available to ordinary shareholders:
Weighted average number of ordinary shares outstanding	13,062,500	13,062,500	771
Weighted average number of share options	—	—	—
Diluted earnings per share	2.55	0.33	41,878

The company uses the treasure stock method to compute dilution related to outstanding stock options. Because the option price exceeded the market price for common stock at June 30, 2007, the options were anti-dilutive and were not included when computing diluted earning per share.

NOTE 14 - STOCK OPTION PLAN

On December 18, 2006, the Company granted 187,500 stock options to Maxim Group LLC as part of the compensation for the provision of services relating to the IPO of the Company. The stock option is exercisable at an exercises price equal to US$10.35 per ordinary share commencing six months from December 18, 2006 and expiring five years from December 18, 2006. The stock option and ordinary shares underlying the stock option may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition thereof by any person for a period of six months.

NOTE 15 - COMMITMENTS AND CONTINGENCIES

Shandong Fuwei entered into an agreement for the rental of a BOPET production line with Shandong Weifang Legang Food Co., Ltd ( “Legang”) for three years on March 5, 2007, This rental production line from Legang will also be used for BOPET film manufacturing, primarily for producing general thick film. The Company plans to enter a part of the thick film market in advance of the third production line’s completion by renting this production line. Shandong Fuwei has commenced the trial operation of this rental line from April 1, 2007.

The operating leases also include the Company rental of warehouse and staff quarters. The term of these leases typically ranges from 1 to 5 years, and are renewable, subject to renegotiation of terms, upon expiration.

The following is a schedule by year of future minimum rental payments required under the operation lease agreements:

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

Note 15-COMMITMENTS AND CONTINGENCIES, (continued)

Year Ending December 31,	Amount (in thousands)
2007	3,170
2008	3,170
2009	3,170
2010	170
2011	170

In 2006, Shandong Fuwei received a correspondence relating to an arbitration proceeding initiated by DMT S. A. (“DMT”) against Shandong Neo-Luck in the ICC International Court of Arbitration and DMT is seeking monetary damages against Shandong Neo-Luck of approximately US$1,250 plus interest relating to a claim of partial non-payment for the DMT production line Shandong Fuwei acquired from Beijing Baorui in 2005. However, on the basis of an external legal opinion, the Company believes that, due to a lack of any contract or direct obligation between Shandong Fuwei and DMT, the possibility of liability attaching to Shandong Fuwei with respect to such proceeding is remote. As of June 30, 2007, the Company has not accrued any liability in connection with this litigation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei" include Fuwei Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

Results of Operations for the six months ended June 30, 2007 compared to June 30, 2006.

The company entered the second quarter with a number of favorable factors including the active markets requirements and the sales price increase of our products. The results of the second quarter were as good as expected largely due to the sales price increase of our products.

The table below sets forth certain line items from our Statement of Income as a percentage of Net sales:

	Periods Ended Jun 30, 2007	Periods Ended Jun 30, 2006
	(as % of Net sales)
Gross profit	26	24
Operating expenses	(7)	(6)
Operating income	19	18
Other income/(expense)	(2)	(3)
Income tax benefit/(expense)	(1.5)	(0.1)
Net income	15	15

Net sales

The Group’s net sales is primarily derived from the manufacture and sale of plastic flexible packaging materials.

Net sales during the year ended June 30, 2007 amounted to RMB 220.2 million (US$ 28.5 million), compared to RMB 219.9 million (US$ 27.4 million) during the same period 2006, representing 0.14% increase.

The sales of special films during the year ended June 30, 2007 were RMB86.5 million (US$11.2 million), 10.7% higher than the same period last year. Sales of specialty films in the first half 2007 reflected 39.3% of Fuwei’s total net revenues as compared to 35.5% in the same period of 2006.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Periods ended June 30,2007			Periods ended June 30, 2006
	RMB	US$	% of Total	RMB	% of Total
Printing film	13,605	1,763	6.20%	19,177	8.72%
Stamping film	27,407	3,551	12.40%	26,621	12.10%
Metallization film	51,072	6,617	23.20%	48,547	22.07%
Base film for other applications	41,654	5,397	18.90%	47,526	21.61%
Special film	86,456	11,201	39.30%	78,068	35.50%
	220,194	28,529	100.00%	219,939	100.00%

Overseas sales during the year ended June 30, 2007 were RMB71.7 million (US$ 9.3 million), which accounted for 32.6% of our total net revenues as compared to RMB 46.4 million (US$ 5.8 million) and 21.1% in the same period of 2006, 11.5% higher than the same period last year.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	June 30,2007			June 30,2006
	RMB	US$	% of Total	RMB	% of Total
Sales in China	148,467	19,236	67.40%	173,551	78.90%
Sales in other countries	71,727	9,293	32.60%	46,388	21.10%
	220,194	28,529	100.00%	219,939	100.00%

Cost of Goods Sold

Our cost of goods sold comprises mainly of materials costs, factory overheads, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	June 30,2007	June 30,2006
	% of total	% of total
Materials costs	86.7%	88.3%
Factory overhead	9.7%	8.4%
Packaging materials	2.8%	2.6%
Direct labor	0.8%	0.7%

Cost of goods sold ended June 30, 2007 was RMB 163.3 million (US$21.2 million) as compared to RMB 167.6 million (US$ 20.9 million) in the comparable period of 2006, showing 2.6% decrease, mainly due to the decrease in quantity of sales.

Gross Profit

Our gross profit was RMB 56.9 million (US$ 7.4 million) ended June 30, 2007, representing a gross margin of 25.9%, compared to 23.8% in the first half year of 2006, showing 2.1% increase, which was mainly due to the increase in the sales price of our products and more special films sales in the second quarter 2007.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses during the year ended June 30, 2007 were RMB 15.2 million (US$ 2.0 million), which was RMB 2.6 million (US$ 0.3 million) or 20.6% higher than in the same period of 2006. This was mainly due to the increased costs related to being a U.S. listed, public reporting Company in the year 2007 when we were not during the same period in the prior year.

Interest Expense

Interest expense amounted RMB 4.8 million (US$ 0.6 million) ended June 30, 2007, compared to RMB 6.9 million (US$ 0.9 million) during the same period last year, showing 30.3% decrease, which was mainly due to the decrease of the short-term bank loans in the first six months 2007.

Other Income /(expense)

Our other expenses ended June 30, 2007, amounted to RMB 5.1 million (US$ 0.7 million), 29.2% lower than previous comparable period.

Net Income

Net income ended June 30, 2007 was RMB 33.4 million (US$ 4.3 million) compared to RMB 32.3 million (US$ 4.0 million) in the comparable period of 2006, representing an increase of 3.4%.

Income Tax Expense

Ended June 30, 2007, the company recorded an income tax expense of RMB3.3 million (US$0.4 million) compared to RMB0.2 million in the same periods of 2006. This increase was due to expiration of the 100% tax holiday period at December 31, 2006. According to “Income Tax Law of the PRC for Enterprises with Foreign

Investment and Foreign Enterprises”, Shandong Fuwei is entitled to tax concessions whereby the profit for the first two financial years beginning with the first profit-making year (2005) is exempt from income tax in the PRC and the profit for each of the subsequent three financial years (2007-2009) is taxed at 50% of the prevailing tax rates set by the relevant tax authorities. Therefore, starting from 2007, the Company will be paying a 7.5% income tax rate as compared to the zero tax rate the Company paid over the past two years.

Results of Operations for three months ended June 30, 2007 compared to June 30, 2006.

Net sales

The table below sets forth certain line items from our Statement of Income as a percentage of Net sales:

	June 30, 2007	June 30, 2006
	(as % of Net sales)
Gross profit	27	23
Operating expenses	(7)	(7)
Operating income	20	16
Other income/(expense)	(1.5)	(3)
Income tax benefit/(expense)	(1.5)	0.04
Net income	17	13

Net sales for the second quarter 2007 decreased slightly to RMB 120.9 million (US$15.8 million) from RMB 122.9 million (US$ 15.3 million), 1.6 % lower than the second quarter 2006. Total quantity of sales in the second quarter 2007 was lower compared to same period 2006. However, the sales price of our products has increased in proportion, which offset the negative affect from quantity decrease. In this quarter, the Company chose the orders for production with higher profit margin.

Second quarter 2007 sales of special films were RMB 49.2 million (US$6.4 million), 6.2% higher than the second quarter last year. Sales of special films reflected 40.7% of Fuwei’s total net revenues as compared to 37.7% in the same period of 2006. The increase was largely attributable to the stronger sales volume of the special films as a result of increased trial and acceptance by our customers as well as growth in the overall market.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	30-Jun-07			30-Jun-06
	RMB	US$	% of Total	RMB	% of Total
Printing film	7,552	984	6.20%	8,737	7.10%
Stamping film	15,039	1959	12.40%	15,061	12.30%
Metallization film	27,486	3580	22.70%	26,379	21.40%
Base film for other applications	21,681	2823	18.00%	26,414	21.50%
Special film	49,171	6404	40.70%	46,295	37.70%
	120,929	15,750	100%	122,886	100%

Overseas sales in the second quarter 2007 were RMB 38.7 million (US$5.0 million), which accounted for 32.0% of our total net revenues as compared to RMB 27.3 million (US$ 3.4 million) and 22.2% in the same period of 2006, 41.8% higher than the second quarter last year. The increase was mainly due to management developing and implementing its strategy of diversifying Fuwei’s customer portfolio and targeting more overseas clients.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	30-Jun-07			30-Jun-06
	RMB	US$	% of Total	RMB	% of Total
Sales in China	82,220	10,708	68.00%	95,602	77.80%
Sales in other countries	38,709	5,042	32.00%	27,284	22.20%
	120,929	15,750	100%	122,886	100%

Cost of Goods Sold

	June 30, 2007	June 30, 2006
	% of total	% of total
Materials costs	86.7%	88.3%
Factory overhead	9.7%	8.4%
Packaging materials	2.8%	2.6%
Direct labor	0.8%	0.7%

Cost of goods sold in the second quarter of 2007 totaled RMB88.3 million (US$11.5 million) as compared to RMB94.5 million (US$11.8 million) in the prior year 6.6% lower than the same periods last year mainly due to the decrease in quantity of sales.

Gross Profit

Our gross profit was RMB32.7 million (US$ 4.3 million) in the second quarter 2007, representing a gross margin of 27.0%, a increase of 15% from the second quarter of 2006 gross margin of 23.1%, higher profit margin in the second quarter 2007 is mainly due to the increase in the sales price of our products and more specialty film sales in this quarter.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses in the second quarter of 2007 were RMB9.0 million (US$1.2 million), which was RMB0.7 million (US$0.1 million) or 8.6 % higher than in the prior period. This was mainly due to the increased costs related to being a U.S. listed, public reporting Company in the second quarter of 2007 when we were not during the same period in the prior year.

Interest Expense

Interest expense totaled RMB 1.7 million (US$0.2 million) in the second quarter of 2007 compared to RMB3.6 million (US$ 0.4 million) in the second quarter of 2006, showing 52.8% decrease, which was mainly due to the decrease of the short-term bank loans in the second quarter 2007.

Other Income /(expense)

Our other expenses in the second quarter of 2007 were RMB 1.8 million (US$ 0.2 million) compared to RMB 3.8 million (US$ 0.5 million) in the same period of 2006, showing 52.6% decrease, which was mainly due to the decrease of the short-term bank loans.

Net Income

Net Income in the second quarter of 2007 was RMB20.1 million (US$2.6 million) compared to RMB16.3 million (US$ 2.0 million) in the second quarter of 2006, representing an increase of 23.3% from the second quarter of 2006. The increase in net income was primarily due to the increase of sale price of products in the second quarter 2007.

Income Tax Expense

In the second quarter of 2007, the company recorded an income tax expense of RMB1.8 million (US$0.2 million) compared to an income tax benefit of RMB0.04 million in the second quarter of 2006. This increase was due to expiration of the 100% tax holiday period at December 31, 2006.

Liquidity and Capital Resources

Operating Activities

Net cash flows provided by operating activities for the six months ended June 30, 2007, was RMB29.6 million (US$3.8 million) compared with net cash flows used by operating activities of RMB13.2 million (US$ 1.6 million) for the six months ended June 30, 2006, for a net increase of RMB16.4 million (US$2.1 million).This change in cash flows from operating activities was attributable primarily to the decrease of account receivable, inventories, and prepaid expenses.

Working Capital

As of June 30, 2007, the Company had working capital of RMB 61.4 million (US$ 8.1 million).

The Company anticipates that it will have adequate working capital in the foreseeable future. However, the Company may wish to borrow additional amounts or sell its common stock to realize additional funds in order to expand and grow its operations.

Contractual Obligations

The following table is a summary of the Company's contractual obligations as of June 30, 2007 (In thousands):

		Payments due by period
		Less than	1-3	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years
"Notes payable"	—	—	—	—	—
Rental obligations	8,010	1,670	6,340	—	—
Purchase obligations	187,029	186,479	550	—	—
Total	$195,039	$188,149	$6,890	—	—

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated July 26, 2007 - Fuwei Reports Unaudited Financial Results for the Second Quarter

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUWEI FILMS (HOLDINGS) CO., LTD.

Dated: July 26, 2007	By:	/s/ Xiaoan He

Name: Xiaoan He Title: Chairman, Chief Executive Officer